

EXHIBIT A – November 28, 2016

TRAVELING SPOON, INC.
P.O. Box 40758
San Francisco, CA 94140
www.travelingspoon.com

UP TO $300,000 OF CROWD NOTES WITH A MINIMUM OF $150,000

Traveling Spoon, Inc. (the "Company") is offering up to $300,000 worth of Crowd Notes of the Company. The minimum target offering is $150,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $150,000 by February 10, 2017. If the Company does not raise its Target Amount by February 10, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $300,000 on a first come, first served basis. If the Company reaches its target amount prior to February 10, 2017, the Company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

Basic Information about the Company and Overview

Traveling Spoon, Inc. is a C Corporation incorporated in the State of Delaware on July 24, 2013. The Company was founded by Stephanie Lawrence and Aashi Vel to be an online marketplace that connects travelers with authentic food experiences around the word.

Traveling Spoon's mission is to make travel more meaningful. The Company wants to provide travelers with exceptional experiences that transform their trips, bringing cultures together through food. The Company does this by hand-picking high quality hosts: home cooks who are passionate about cooking and sharing their cultures with people from around the world. The Company offers travelers private meals, cooking classes and market tours with these personally-selected hosts in over 20 countries around the world. The Company's vision is to change travel and to enable every traveler to have meaningful, memorable experiences with locals, in the locals' homes.

The Company won the University of California Berkeley's Venture Lab Program in 2013, the Dartmouth Entrepreneur Forum, and the 2013 Women's 2.0 People's Choice Award.

Principal Services

The principal service of the company is its online platform through which travelers can book with pre-vetted hosts around the globe who will provide a home-cooked meal, cooking class, or market tour for the travelers. To provide this service, the Company has built a fully automated Ruby on Rails web platform. The platform is web-first, mobile optimized, and fully automates the booking and notification process. Travelers book and pay up-front and receive communications about the booking. Hosts receive notification of the booking and payment. Travelers and hosts can message each other through the platform.

Payment is completed through the platform and is integrated with Stripe and Paypal. Traveling Spoon earns a variable percentage of each online booking.

Market

The global travel market includes roughly one billion travelers who spend $7.6 trillion on an annual basis. This represents approximately 10% of global GDP. The Company's primary addressable market of leisure travelers spend approximately $32 billion annually on food experiences outside of restaurants. These experiences include cooking classes, market tours, and wine tours. By including all culinary tourism spending, including restaurants, the potential addressable market grows to $196 billion. The Company aims to capture 1% of this addressable market in the next five years.

Marketing/Business Development

The Company's success will depend on technical innovation, curation, and brand ownership of the travel market. To achieve these ends, Traveling Spoon brought in Swati Raju, who previously led Groupon's consumer mobile web team, as Chief Technology Officer for the Company. Ms. Raju will lead the effort to launch mobile technology and a differentiated matching algorithm to expand the ability of travelers to use the Company's services and improve traveler experiences.

The Company has also developed partnerships with leading travel brands like Expedia and Viator to drive scalable market share. These partnerships highlight, but are not the exclusive business development activities of the Company. Traveling Spoon has also engaged with travel service providers like tour operators and hotels.

Starting in September 2016, the Company began using paid advertising on Facebook as well.

Competition

The Company is currently the only US-based company offering curated, private food experiences to travelers. International competitors in the same space including VizEat (France-based with experiences focused in Europe) and WithLocals (Netherlands-based uncurated marketplace with low-cost local offerings, including food). EatWith and Feastly are US-based competitors that offer social dining experiences to a local market primary in the United States..

Product Development

The Company has developed and launched a web platform and is developing its mobile app.

Employees

Traveling Spoon current employ four full-time employees, one part-time employee, and two contractors.

Intellectual Property

The core intellectual property of the Company is its fully-automated web-based platform that links travelers with hosts around the world.

In addition, the Company has registered the following trademarks:

Trademark	Date Granted	Registration Number
TRAVELING SPOON	October 14, 2014	4620161
TRAVEL OFF THE EATEN PATH	March 17, 2015	4702452

Legal Proceedings

The Company is not currently involved in any legal proceedings.

DUE DILIGENCE

Due diligence by CrowdCheck, Inc.



Traveling Spoon, Inc.
Expires February 10, 2017

PEOPLE BEHIND THE COMPANY

The below table identifies the principal people with the Company:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Officers:				
Stephanie Lawrence	Co-CEO	31	July 2013	Yes
Aashi Vel	Co-CEO	37	July 2013	Yes

Directors:				
Stephanie Lawrence	Director	31	July 2013	Yes
Aashi Vel	Director	37	July 2013	Yes
Significant Employees:				
Swati Raju	CTO	40	June 2015	Yes

Stephanie Lawrence is co-founder and co-CEO of Traveling Spoon. She has served in that position since July 2013 at the company's inception. Prior to that, she received her MBA from the UC Berkeley Haas School of Business, where she graduated with honors. Before starting business school Stephanie founded a boutique consulting firm providing strategic development and marketing services to for clients ranging from Alice Waters and the Chez Panisse Foundation to READ Global, a Gates Foundation non-profit. She has deep experience in and a passion for marketing and changing consumer behavior, as well as extensive experience in the international development sector working with microenterprise organizations. Stephanie holds a BA from Dartmouth College where she graduated cum laude.

Aashi Vel is co-founder and co-CEO of Traveling Spoon. She has served in that position since July 2013 at the company's inception. Prior to that, she received her MBA from the UC Berkeley Haas School of Business. Aashi has 11 years of experience as an industrial design professional managing teams of designers and engineers developing life-changing products. Her expertise in user-centered research, and experience in product development enables her to transform consumer insights into marketable products. A patent-holder, Aashi has designed products that have received multiple design and packaging awards. Aashi holds a BA from the Savannah College of Art and Design where she graduated magna cum laude.

Swati Raju is Chief Technology Officer of Traveling Spoon, where she has served since June 2015. Swati started her career at Yahoo where she was a lead web developer. She left Yahoo to join a food recommendation startup which was acquired by Groupon. Swati went on to lead Groupon's consumer mobile web team for five years before joining Traveling Spoon. Swati holds an MS in Design Knowledge and Computation from Arizona State University where she was on the Dean's List and where she received the Faculty Book Award and Regents Academic Scholarship. She received her B of Architecture graduating First Class with Distinction from Delhi's School of Architecture and Planning.

RELATED PARTY TRANSACTIONS

Stephanie Lawrence and Aashi Vel have advanced the Company a total of $20,000. Additionally, the Company pays monthly rent to one it its founders for its current office space.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The Company relies on a small management team. The Company depends on the skills and experience of its officers, Stephanie Lawrence, Aashi Vel, and Swati Raju. Each officer brings a different skill set to the Company. If the Company is not able to call upon one of these officers for any reason, the Company's operations and development could be harmed.

The Company will need to hire additional employees. The Company will need additional developers, marketing, and business development personnel to continue to grow. Hiring additional employees will increase the Company's costs that may not be offset by increased revenues. Additionally, there is no guarantee that the Company will be able to find the right talent to meets its needs.

The Company has not yet established an extensive operating history. Traveling Spoon organized as a company in 2013. Since then, the Company has worked to enlarge its customer base, engage new partners, and recruit hosts in additional countries. There is no guarantee that the Company will be able to maintain and grow its customer base, partnerships, and in-country hosts. Should the Company not be able to grow, its financial results and operations may be negatively impacted.

The Company's financial statements contain a going concern opinion. As identified in its financial statements, the Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, or obtain additional capital financing from investors.

The Company's brand image relies on in-country hosts who are not under the direct control of Traveling Spoon. The Company undertakes a vetting process before any host is allowed to provide services to travelers booking through the Traveling Spoon platform. These hosts are not employees of the Company, and the Company is not monitoring their activities. Should a traveler have a negative experience with a host, that may negatively impact the Traveling Spoon brand and the Company's operations.

The Company could be a target for hacking or information theft. Certain personal and payment information regarding travelers and hosts is provided through the Traveling Spoon platform. Hacking attempts and/or data breaches could lead to material financial losses, reputational damage, and legal expense. Credit card processors could refuse to do business with the Company if it were to receive a large number of chargebacks, which can be triggered by fraudulent use of stolen credit cards. The Company undertakes security audits; it does not store credit card information; it does its best to safeguard its systems and assets, but it cannot guarantee that it will be able to successfully repel all future attempts to defraud the Company or breach customer data.

The Company is particularly vulnerable to economic downturns. In the event of an economic downturn, consumers may decide to forgo in-country experiences during their travel, or forgo travel altogether prior to cutting back on any other goods or services.

The Company is selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction, investors will receive a payment of two times their purchase price. This amount is not adjusted for interest and will be the same amount regardless of when the transaction occurs. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Only major investors will have their notes converted at this time; notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below $6.0 million valuation cap, so you should not view the $6.0 million as being an indication of the company's value. If you choose to invest, you should be prepared for the fact that your notes will never convert and will have no value.

There is no current market for any of the Company's securities. There is no formal marketplace for the resale of securities sold under Regulation CF, and it is unlikely that such a marketplace will ever form. Additionally, there are restrictions on how these securities may be resold for a period of one year following their purchase.

The Company will need to raise additional funds in the future. The Company is still in its development stage and will require additional capital contributions in the future to sustain and grow its operations. When the Company does seek additional capital contributions, there is no guarantee that such funding will be available at the time.

Further, if the Company does receive additional capital contributions in the future, the terms of such an offering may not be favorable to the Company, and may result in your investment being worth less than that of future investors.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 20% or more equity in the Company is reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Aashi Vel	3,060,000 shares of Common Stock	50.5%
Stephanie Lawrence	2,940,000 shares of Common Stock	48.5%

The Company has authorized an Equity Incentive Plan for which 1,944,000 common shares are currently reserved, representing 24.3% of the issuer shares of the Company.

DESCRIPTION OF THE SECURITIES IN THIS OFFERING

Traveling Spoon, Inc. is offering Crowd Notes to investors in this offering. The following description is a brief summary of the material terms of the offering and is qualified in its entirety by the terms contained in the note.

The Company is offering investors convertible notes bearing no interest and with no maturity date. The notes will only convert in the event of a future qualified equity financing involving preferred shares or in a corporate transaction (for example, a corporate sale, takeover, merger or liquidation).

If you are a non-major investor and there is a qualified equity financing, the notes will only convert at the election of the Company or in a subsequent corporate transaction. If you are a major investor and there is a qualified equity financing, your notes will convert. The notes will convert either based on (1) a 20% discount to the price to be paid by the new investors in the initial qualified equity financing or (2) $6.0 million cap on the valuation at the time of the initial qualified equity financing. However, in the event that a corporate transaction occurs prior to a qualified equity financing, you would receive a payment equal to twice the amount of your initial investment in lieu of the converted shares.

Our minimum target raise is $150,000 and we will accept up to $300,000 from investors through Regulation Crowdfunding before the deadline of February 10, 2017.

DESCRIPTION OF OTHER CLASSES OF SECURITIES OF THE COMPANY

General

The Company has previously issued 6,056,000 shares of Common Stock, and convertible promissory notes in the principal amount of $870,000. The convertible promissory notes may convert into the Common Stock of the Company. The Company will be issuing its Simple Agreement for Future Equity ("SAFE") Notes concurrently with this offering under Regulation CF. That Company has already issued SAFE notes in the amount of $660,000 and is authorized to sell up to $1,000,000 of SAFE notes.

The following descriptions summarizes important terms of the issued securities of Traveling Spoon, Inc. and the securities in this offering.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Convertible Promissory Notes

Interest Rate and Maturity

The issued convertible promissory notes of the Company bear an interest rate of 5% and have a maturity date of October 1, 2017.

Conversion terms

Should the Company engage in a Qualified Equity Financing, which is securities offering with its primary purpose of raising capital where the aggregate gross proceeds to the Company equal or exceed $2,000,000, the convertible promissory notes will convert into the Common Stock of the Company. The conversion formula will be based on either a 20% discount to the per share price of the Qualified Equity Financing, or a valuation cap of $3,000,000.

SAFE Notes

Conversion or cash-out events

In the event of an equity financing in which the Company issuers and sells preferred stock for the purpose of raising capital, the SAFE notes will convert into a series of preferred stock of the company. The number of shares of preferred stock will be determined by the issue price of the SAFE notes and the applicable 20% discount on the conversion shares, or $6,000,000 valuation cap. In the event of a change of control or initial public offering, SAFE note holders will either receive cash for their notes, or common stock.

Preference upon dissolution

Should the Company dissolve or wind-up operations prior to a conversion or cash-out event, SAFE note holders will be paid back their purchase amount prior to the distribution of assets to other investors or the Company.

OFFERING PERKS

To encourage participation in the Offering, the Company is providing specific perks for investors. The Company is of the opinion that these perks do not alter the sales price or cost basis of the Crowd Notes in this Offering. Instead, the perks are promotional discounts on future purchases of the core service of the Company, or a "thank you" to certain Major Investors that help the Company achieve its mission. However, it is recommended that investors consult a tax professional to fully understand any tax implications of receiving any perks before investing. The perks for this Offering are as follows:

Investment Amount	Offering Perk
$2,500	Lifetime discount of 10% on experiences booked through Traveling Spoon.
$5,000	Lifetime discount of 15% on experiences booked through Traveling Spoon.
$10,000	Lifetime discount of 20% on experiences booked through Traveling Spoon, plus two of the Company's founders' favorite cookbooks.
$25,000	Lifetime discount of 20% on experiences booked through Traveling Spoon, plus an invitation to the Company's exclusive launch party in San Francisco.
$50,000	Private dinner party hosted by the founders of the Company in the investor's home.
$75,000+	Up to $2,000 in airfare for a trip to Asia, plus four complimentary Traveling Spoon experiences.

DILUTION

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

UPDATES

Updated about the status of this Offering are available at www.seedinvest.com.

FINANCIAL STATEMENTS

The financial statements of the Company may be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements have been prepared in accordance with generally accepted accounting principles and have been reviewed by Artesian CPA, LLC.

FINANCIAL CONDITION

Traveling Spoon, Inc. began operations in January 2014. The Company did not officially launch its service until the second half of 2015. Traveling Spoon began generating revenue in late 2015 and serves a growing market of travelers looking for unique culinary experiences with local hosts.

Results of Operations

For the year ended December 31, 2015, Traveling Spoon's net revenues were approximately $32,560. As of the same date the year prior, Traveling Spoon generated net revenues of 12,363. To determine the Company's gross profits, costs associated with the host fees, processing fees, and partner commissions are deducted. For the year ended December 31, 2015, the Company's costs of revenues totaled $46,541, for a gross loss of $13,981. The loss stems from the way in which the Company was recording host fees, which has been fixed for 2016.

Since the end of 2015, the Company has improved its cost of revenue to net revenue ratio. Currently, the cost of revenues account for approximately 80% of the Company's net revenues. The remaining 20% is net revenue to the Company to cover its expenses.

The Company's operating expenses consist of engineering and website development, regional management and sales, sales and marketing, and general and administrative expenses. For the year ended December 31, 2015, the Company's total operating expenses totaled were $494,632.

Liquidity and Capital Resources

As of the end of September 2016, the Company had approximately $362,000 in cash on hand, and total assets of $366,000. As of December 31, 2015, the Company had cash on hand of approximately $78,960. The increase in cash on hand was driven by the sale of SAFE notes to investors. As of the date of this Offering Memorandum, the Company has issued approximately $660,000 in SAFE notes in 2016.

This Offering of securities under Regulation CF will expand the Company's available cash resources. At the current burn rate of approximately $45,000 per month, along with the total authorized raise of $1,000,000 in the sale of SAFE notes, the company will have a runway of approximately 28 months.

Indebtedness

The Company is not subject to any outstanding loans or debts other than those identified its prior offerings of securities.

Recent trends

The Company is not aware of any material changes or trends in the financial condition and results of operations subsequent to the period for which financial statements are provided.

Prior offerings of securities

Since it began its operations in 2014 and issued its common stock to its founders, the Company has engaged in two prior offerings of securities utilizing the exemption provided by Rule 506 of Regulation D.

- The Company raised $870,000 from January 2014 to July 2014 through the sale of its convertible promissory notes to investors including Erik Blachford, George Butterfield, First Round Capital's Dorm Room Fund, the Chennai Angels, and Emily and Anjan Mitra.
- The Company is currently engaging in the sale of its SAFE notes to investors. As of the date of this Offering Memorandum, the Company has issued and sold approximately $660,000 of SAFE notes.

Valuation

The Company has not obtained any third-party valuations. The valuation of the Company for this Offering was determined by management.

USE OF PROCEEDS

The Company anticipates using the proceeds from the offering of Crowd Notes in the following approximate percentages:

	Target Raise ($150,000)	Maximum Raise ($300,000)
General and Administrative Expenses	35%	36%
Sales and Marketing	26%	27%
Engineering and Development	23%	24%
Regional Management	4%	5%
Offering Fees and Expenses	11%	8%

The above description of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions. **Traveling Spoon reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.**

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers, directors, or twenty percent equity holders are disqualified from relying on Regulation Crowdfunding.

Annual Reports

Annual reports required by Regulation Crowdfunding will be made available to investors on the Company's website at www.travelingspoon.com. The Company will issue its first required annual report by April 30, 2017.

Ongoing Reporting Compliance

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches a target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach the target offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities

2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.